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VIA EDGAR AND EMAIL TRANSMISSION

Jeffrey Riedler, Esq.

Assistant Director

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

RE:	Transatlantic Holdings, Inc. (“Transatlantic”)
Preliminary Proxy Statement on Schedule 14A filed on July 20, 2011
Filed by Validus Holdings, Ltd., et. al.
SEC File No. 001-10545

Dear Mr. Riedler:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filing as set forth in your letter dated July 28, 2011 (the “Comment Letter”).  Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on July 20, 2011 (the “Proxy Statement”).  In addition to responding to the comments, the Proxy Statement has been updated to reflect facts and events occurring since the initial filing of the Proxy Statement.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.  Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

General

1.                            In general, beyond the specific concerns addressed by comments below, please revise your disclosure in the discussion of each proposal to include a discussion of both the positive and negative potential effects on existing security holders of Transatlantic.

Response:  The Company notes the Staff’s comment and has revised its disclosure on pages 2 and 3 of the Proxy Statement to include an enhanced discussion of the potential positive and negative effects of voting against the Allied World Acquisition Agreement Proposal, including with respect to Transatlantic’s potential obligation to pay a termination fee to Allied World and that there is no guarantee that Transatlantic’s current board of directors will seek to enter into a transaction with Validus.

2.                            Please revise your disclosure throughout the proxy to reflect the Form S-4 exchange offer you filed on July 25, 2011. Please include in this disclosure the material terms and conditions of the exchange offer.

Response:  The purpose of the Proxy Statement is to solicit votes against approval of the Allied World Acquisition Proposal and certain other matters to be considered at the Special Meeting.  However, the Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly, including by adding new disclosure titled “Certain Information Regarding the Validus Transaction Proposal — The Validus Exchange Offer” on page 12 of the Proxy Statement.

3.                            Given that your solicitation against the Allied World proposal is effectively a solicitation in favor of the Validus proposals, please tell us what consideration you gave to including pro forma financial statements in your proxy statement. We note that you have already prepared and filed this financial information in your exchange offer document.

Response:  The Company notes the Staff’s comment and respectfully submits that the purpose of the Proxy Statement is to solicit votes against approval of the Allied World Acquisition Proposal and certain other matters to be considered at the Special Meeting and not to seek approval of the Validus Merger Offer or the Exchange Offer and it is not a solicitation in favor of the Validus proposals.  As the Staff has noted, and as the disclosure in the revised Proxy Statement reflects, there can be no assurance that the defeat of the Allied World Acquisition Proposal will lead to the current Transatlantic Board engaging in negotiations, or entering into an agreement, with respect to the Validus Merger Offer or the Exchange Offer.  Furthermore, all Transatlantic stockholders have received, or will receive shortly, a copy of the prospectus/offer to exchange that forms a part of the Form S-4 filed by Validus on July 25, 2011 (the

“Prospectus/Offer to Exchange”) is being mailed to Transatlantic stockholders beginning on or about August 1, 2011, and Transatlantic stockholders who desire to review pro forma financial information regarding the combination of Validus and Transatlantic may do so in the Prospectus/Offer to Exchange.

Cover Page

4.                            In the first paragraph on the second page of the cover, you state that you are offering Transatlantic shareholders $8.00 in cash per share as a component of your offer consideration. Please prominently disclose that you intend to finance this payment with indebtedness incurred by Transatlantic, and that the financing may impact future performance of the combined company. Please also disclose the material elements of the financing you seek, in order to enable security holders to assess your ability to make this payment.

Response:   Validus acknowledges the Staff’s comment and has revised the Proxy Statement to include prominent disclosure regarding the financing of the $8.00 per share cash dividend as part of the new disclosure titled “Certain Information Regarding the Validus Transaction Proposal — The Validus Merger Offer” on page 11 of the Proxy Statement.  A cross reference has been included on the cover pages to this new disclosure.

5.                            In the following paragraph, please state clearly that the $8.00 cash payment would be fully taxable to the Transatlantic shareholders. Please explicitly qualify any statements that your merger proposal would be tax-free in this way.

Response:  Validus notes the Staff’s comment and has revised its disclosure accordingly by noting, where applicable, that Transatlantic stockholders will be required to pay tax on any dividend received by them at applicable dividend tax rates.

6.                            In the final paragraph on this page, please disclose that both parties are offering consideration that consists primarily of securities, that the price of these securities may fluctuate, that the relative values of the two offers may therefore change throughout the course of the solicitation, and that the final value of any consideration received by Transatlantic shareholders in any of the Allied World or Validus transaction will not be definitively determined until consummation of a transaction.

Response:  Validus acknowledges the Staff’s comment and has revised the disclosure in the Proxy Statement accordingly.

7.                            Please prominently disclose the risks associated with the Validus Transaction Proposal, and provide a cross-reference to the section of your document entitled “Forward-Looking Statements.” Any discussion of risks should include a clear statement that there can be no assurance that either of the Validus proposals will be consummated if the Allied World/Transatlantic merger proposal is rejected by security holders.

Response:  Validus acknowledges the Staff’s comment.  Validus refers the Staff to its response to comment 1 of the Comment Letter and the related new disclosure on pages 2 and 3 of the Proxy Statement.  In addition, Validus has added a cross reference on the cover pages to the section of the Proxy Statement titled “Forward-Looking Statements.”

8.                            On the last page of the cover, you include a statement that the Transatlantic board of directors should give “proper” consideration to your proposals. On page 1, you state that the Transatlantic board of directors should have “acted to enhance value.” Avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for the quoted statements.

Response:   Validus has revised the disclosure on the last page of the cover to delete the word “proper.”  In addition, Validus has revised the disclosure on page 1 of the Proxy Statement to delete the sentence referenced by the Staff.

Reasons to Vote “Against” the Allied World Acquisition Agreement Proposal, page 1

9.                            In the first bullet point on page 1, you state that your proposal provides “superior economics.” Elsewhere in your proxy statement, you characterize the Allied World proposal as not reflecting “fair value.” As another example, you state on page 2 that the Validus Transaction Proposal “ is evidence that a higher premium and greater value could have been available.” Please specify in each instance where you make such statements the measure by which you are determining relative value, and qualify these statements as your opinion.

Response:   Validus has revised the disclosure in the Proxy Statement on pages 1 and 2 and elsewhere to reflect the Staff’s comment.

10.                     While you state in the second paragraph of this section that the Validus Merger Offer may be tax-advantageous, please disclose more prominently that the Validus Exchange Offer would be fully taxable.

Response:  Validus has revised the disclosure in the Proxy Statement accordingly, including as part of the new disclosure titled “Certain Information Regarding the Validus Transaction Proposal — The Validus Merger Offer” on page 11 of the Proxy Statement.

11.                     Please expand your discussion here, and elsewhere throughout your proxy statement as appropriate, to explain the basis for your statements that the Validus Merger Offer may be tax-advantageous to Transatlantic security holders, while the Proposed Allied World Acquisition is a fully taxable transaction. Please also disclose any disparate impact on non-U.S. security holders.

Response:  Validus acknowledges the Staff’s comment and has revised the disclosure in the Proxy Statement accordingly.

12.                     In the last full paragraph on page 1, please disclose that the value of shares received in any transaction is based on speculative future performance of the combined entity.

Response:  Validus acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Proxy Statement, including by deleting the word “speculative.”

13.                     In the second paragraph on page 2, you state that the Transatlantic board of directors will “be free” to terminate the Allied World acquisition agreement if security holders do not approve the transaction. Please revise this language so that it does not imply that the Transatlantic board of directors is rejecting the Validus proposals because it is constrained to do so by the terms of the agreement.

Response:  Validus notes the Staff’s comment and has revised the disclosure referenced by the Staff to clarify its meaning.  Validus also refers the Staff to its response to comment 1 of the Comment Letter.

14.                     Please more prominently disclose that a rejection of the Allied World acquisition agreement, followed by consummation of a transaction with Validus, could result in the payment by Transatlantic of a $115 million termination fee. Please disclose whether Validus intends to, or reserves its right to, modify the terms of its offer if such a fee becomes payable.

Response:  Validus refers the Staff to its response to comment 1 of the Comment Letter.

15.                     You state on page five that your proposal “provides higher value...in the long-term, to Transatlantic stockholders than Transatlantic’s proposed acquisition by Allied World.” The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis. Please advise, with a view toward disclosure, how you arrived at the foregoing conclusion. In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values. Refer to SEC Release No. 34-16833 (May 23, 1980).

Response:  Validus acknkowledges the Staff’s comment and respectfully notes that it does not believe that its statement of belief referenced by the Staff, which was contained in Validus’ July 12, 2011 letter to the Transatlantic Board, regarding higher comparative long-term value of Validus Shares represents the type of specific realizable values contemplated by SEC Release No. 34-16833 (May 23, 1980).  Moreover, Validus believes that the enumerated sections of that letter titled “Superior Currency” and “Robust Long-Term Prospects” provide a reasonable basis for Validus’ belief.

Background of the Solicitation, page 4

16.                     We note your disclosure that you “would be prepared to enter into a merger agreement with Transatlantic that includes substantially similar non-price terms and conditions as the Allied World merger agreement.” Please expand your disclosure to include any substantive differences in the terms you would be willing to agree to, as compared to those found in the Allied World Acquisition Agreement.

Response:  Validus believes that its statement in its July 12, 2011 letter to the

Transatlantic Board that the Validus Merger Agreement includes “substantially similar non-price terms and conditions as the Allied World merger agreement” is factually accurate.  Validus is providing to the Staff, on a supplemental basis, a copy of the Validus Merger Agreement that is marked to show changes against the Allied World merger agreement.  The Staff will note that the changes primarily reflect (i) the composition of Validus’ board of directors (as compared to Allied World’s board of directors), and (ii) revisions that give effect to the payment of the $8.00 per share cash dividend to Transatlantic stockholders prior to the closing of the merger and the tax-free nature of the Validus Shares to be issued in the Validus Merger Offer.  In addition, a number of closing conditions and covenants relating specifically to Swiss law and other matters that are not applicable to a transaction between Validus and Transatlantic were omitted.

Global, Committed Leader in Reinsurance, page 7

17.                     Please disclose any potential financial impact of the pre-tax reserve strengthening on the combined company’s share value; any reduction in Transatlantic’s property catastrophe business attributable to the combined company’s probable maximum losses; and any potential impact of your proposed business combination on Transatlantic’s rating.

Response:  Validus respectfully submits to the Staff that Validus does not believe that it is appropriate for Validus to speculate as to hypothetical valuations or business impacts without a reasonable basis for doing so.  Validus notes to the Staff that it has not been provided the opportunity to review non-public diligence materials relating to Transatlantic.  Likewise, Validus does not believe it is appropriate to speculate as to future ratings and notes that none of Standard & Poor’s, A.M. Best or Moody’s has taken any formal action with respect to modifying Validus’ ratings or Transatlantic’s ratings following the announcement by Validus of the Validus Transaction Proposals.

18.                     Please disclose why you believe that Transatlantic’s approval process will be more lengthy than your own.

Response:  Validus does not believe that it has made any statement that the approval process in the Proposed Allied World Acquisition will be longer than Validus’ approval process.  Validus notes that the reference to “undue delay” in its July 12, 2011 letter to the Transatlantic Board was intended to convey to the Transatlantic Board that Validus’ ability to complete a transaction with Transatlantic would be on a substantially similar timetable to that of Allied World.

Certain Information Concerning the Proposed Allied World Transaction, page 10

19.                     Please disclose that the HSR waiting period applicable to the Allied World transaction appears to have already expired.

Response:  Validus acknowledges the Staff’s comment and has revised the background on page 9 of the Proxy Statement accordingly.

Voting Procedures, page 16

20.                     Please disclose how you determined that broker non-votes will not be counted for purposes of establishing a quorum, and disclose that brokers are also not permitted to exercise discretion with respect to the Payout Proposal.

Response:  Validus will revise its disclosure with respect to the Payout Proposal.  Validus notes that it has not independently attempted to verify the voting procedures at Transatlantic’s special meeting and, instead, has relied on disclosure in the preliminary joint proxy statement / prospectus that forms a part of the Form S-4 filed by Allied World on July 7, 2011.  Validus notes that page vi of the preliminary joint proxy statement / prospectus states:

Abstentions will be included in the calculation of the number of shares of Transatlantic common stock represented at the Transatlantic Special Shareholder Meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be included in the calculation of the number of shares of Transatlantic common stock represented at the Transatlantic Special Shareholder Meeting for purposes of determining whether a quorum has been achieved. (emphasis added)

Solicitation of Proxies, page 18

21.                     Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:  Validus acknowledges the Staff’s comment and confirms that it will comply with Rule 14a-6(b) and (c).

Other Information, page 19

22.                     You refer security holders to information that will be contained in the Allied World/Transatlantic S-4. Please note that we believe that reliance upon Rule 14a-5(c) before this information is distributed to security holders would be inappropriate. If you disseminate your proxy statement before distribution of the Allied World/Transatlantic joint proxy statement/prospectus, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

Response:  Validus acknowledges the Staff’s comment and confirms that, if Validus determines to disseminate its proxy statement before distribution of the Allied World/Transatlantic joint proxy statement/prospectus, Validus will provide any omitted information to security holders in its own proxy statement.

*  *  *  *  *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Joseph E. (Jeff) Consolino, President and Chief Financial Officer of the Company, with respect to certain matters.

Comments or questions regarding these matters may be directed to Todd E. Freed at (212) 735-3714, Stephen F. Arcano at (212) 735-3542 or Jon A. Hlafter at (212) 735-2512.

Very truly yours,

/s/ Todd E. Freed

Todd E. Freed

cc:                                 Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)

Stephen F. Arcano (Skadden, Arps)

Jon A. Hlafter (Skadden, Arps)